VIA EDGAR

February 6, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson

Re:	Accenture plc and Accenture Holdings plc
Form 10-K for the Fiscal Year Ended August 31, 2016
Form 10-Q for the Quarterly Period Ended November 30, 2016
File No. 001-34448 and 000-55501

Dear Mr. Wilson:

On behalf of Accenture plc (“Accenture”) and Accenture Holdings plc (“Accenture Holdings” and, together with Accenture, the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated January 31, 2017. To assist your review, we have retyped the text of the Staff’s comment below.

Form 10-Q for the quarterly period ended November 30, 2016 – Accenture plc and Accenture Holdings plc

Notes to Consolidated Financial Statements (Unaudited)

10. COMMITMENTS AND CONTINGENCIES, page 15 (Accenture plc) and
9. COMMITMENTS AND CONTINGENCIES, page 14 (Accenture Holdings plc)

1.
You disclose that the Swiss Federal Tax Administration has opened an investigation which could result in material tax, interest, and penalty charges if the authorities prevail. Please tell us what consideration was given in expanding your disclosure to clarify whether you have assessed the likelihood of the material loss as remote, reasonably possible, or probable. If there is at least a reasonable possibility that a loss, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. We refer you to FASB ASC 450-20-50.

We respectfully note that, since the matter referenced in the Company’s Form 10-Q for the quarterly period ended November 30, 2016 (the “Form 10-Q”) and referred to in the

Staff’s comment relates to an income tax matter, we applied the guidance set forth under ASC 740 in assessing disclosure of the tax matter in connection with our Form 10-Q.
Based on the analysis described further below, we determined that disclosure with respect to the tax matter was not required under ASC 740. We nonetheless determined that it was appropriate to provide voluntary disclosure that the matter existed given that the investigation had been commenced by the Swiss tax authorities. As a result, we included this disclosure in “Commitments and Contingencies”, which is where we believe investors would expect to find this type of information. In future filings, we will relocate disclosure of this matter to the “Income Taxes” note.

The following sets forth our analysis for assessing disclosure of the matter in our Form 10-Q. Consistent with ASC 740-10, we assess, as of each reporting date, whether it is more likely than not that a tax position will be sustained upon examination. Based upon this assessment, we then evaluate whether to accrue for any liabilities in our financial statements and disclosure requirements, including disclosure relating to whether it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the 12 months after the reporting date.

In connection with the preparation of the financial statements for the quarterly period ended November 30, 2016, we reviewed the tax treatment of an August 2010 intercompany transfer of certain intellectual property. We note that (1) the tax treatment was based on tax rulings the Company obtained from the relevant Swiss tax authorities and upon which the Company relied, and (2) at the time of the filing of our Form 10-Q, the investigation was in its early stages. Based on the information available to us as of the reporting date, we concluded that our tax position was more likely than not to be sustained upon examination, and we continued to measure the full amount of the benefit associated with this tax position and did not record a liability in our first quarter financial statements. In addition, we also concluded that it was not reasonably possible that the total amounts of unrecognized tax benefits related to the matter would significantly increase or decrease within 12 months of the reporting date, which conclusion we continued to hold at the time of the filing of our Form 10-Q – in part because the investigation and our engagement with the Swiss tax authorities were in their early stages. Accordingly, we determined that no income taxes note disclosure was required pursuant to ASC 740.

Notwithstanding the foregoing, given that an investigation had been commenced by the Swiss tax authorities and that material tax, interest and penalties could be due if the authorities prevailed in this matter, as described in our Form 10-Q, we believed it was appropriate to provide disclosure that the matter existed and, as noted above, provided such disclosure in the “Commitments and Contingencies” note of our Form 10-Q.

In future filings, since the contingency relates to an income tax matter, we will make any applicable disclosure under the “Income Taxes” note to the Company’s financial statements rather than under the “Commitments and Contingencies” note. Further, we will continue to make the assessments that we made in connection with the preparation of the Form 10-Q and record appropriate liabilities for unrecognized tax benefits if we determine that some amount less than the full amount of the benefit associated with the tax position represents the largest amount greater than 50 percent likely of being realized or if we determine it is not more likely than not that our tax position will be sustained on examination. In addition, if we determine it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the 12 months after the reporting date, we will make appropriate disclosure, including the range of change if it is estimable.

_______________________

Please do not hesitate to call Richard Clark at 617-488-4856 or the undersigned at 678-657-6191 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
ACCENTURE PLC, represented by its duly authorized signatory

/s/ David Rowland
By: David Rowland

ACCENTURE HOLDINGS PLC, represented by its duly authorized signatory

/s/ David Rowland
By: David Rowland

cc:	Pierre Nanterme, Accenture
Chad Jerdee, Accenture
Richard Clark, Accenture
Joel Unruch, Accenture
Michael Nathan, Simpson Thacher & Bartlett LLP
Dan Creamean, KPMG LLP

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